[Transamerica Financial Life Insurance Company]

August 6, 2008

Mr. Craig Ruckman

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:	Transamerica Financial Life Insurance Company
Separate Account VA YNY
Flexible Premium Variable Annuity – N
File Nos. 333-147041/811-22138

Dear Mr. Ruckman:

This letter responds to oral comments that you provided with respect to the above-referenced pre-effective amendment filing (the “Amendment”) for Separate Account VA YNY of Transamerica Financial Life Insurance Company (the “Company” or “we”).1 For your convenience, I have restated those comments below (as best we understand them), and followed each comment with our response. Capitalized terms shall have the meanings ascribed to them in the Amendment.

PROSPECTUS

1. General Comments on Riders—The SEC staff is following up on Comment 8(b) from its comment letter dated December 28, 2007 (“12/28/07 Comment Letter”).

a.	The Living Benefits Rider and the Retirement Income Choice both provide investors with guaranteed minimum withdrawal benefits (GMWBs). So long as there is a situation in which a potential investor may have the option to choose between the two riders, language should be added to the beginning of the first rider that describes the circumstances an investor should consider when deciding among the riders.

1 You shared your comments with my colleague Alaina Conrad in a telephone conversation on June 12, 2008.

b.	Provide a summary laying out side-by-side the key features of the Living Benefits Rider and the Retirement Income Choice Rider and language indicating whether or not the riders can be purchased together. Please list what specific exclusions there are.

Response:	In response to your general comments on the riders offering guaranteed lifetime withdrawal benefits, we propose to insert the following in the “Additional Features” section of the prospectus, immediately before the disclosure regarding the “Living Benefits Rider.” (See pages 44-45.)

You may elect one of the following optional riders under the policy that offers guaranteed minimum withdrawal benefits—the Living Benefits Rider and the Retirement Income Choice Rider. Important aspects of each of these riders are summarized in the following chart, and are described in more detail below. Note: The Living Benefit Rider, and the Retirement Income Choice Rider and any additional options available under that rider, may vary for certain policies and may not be available for all policies; the Guaranteed Lifetime Withdrawal Benefit Riders may not be available in all states. You should consult with tax and financial professionals to determine which of these riders is appropriate for you.

Living Benefits Rider	Retirement Income Choice Rider

Benefit:

•   Provides:

(1) Guaranteed Minimum Accumulation Benefit (“GMAB”)—Ten years after you elect the rider (“guaranteed future value date”), your policy value will equal your guaranteed future value (calculated as described below). After that date, the guaranteed future value equals zero.

(2) Guaranteed Minimum Withdrawal Benefit (“GMWB”)—a maximum annual withdrawal amount (calculated as described below) regardless of your policy value; we account for withdrawals you take under the rider by applying two different withdrawal guarantees, “principal back,” for withdrawals of up to 7% of your total withdrawal base, or “for life,” for withdrawals up to 5% of your total withdrawal base.

•   Upgrades:

(1) Before the annuitant’s 86th birthday, you can upgrade the total withdrawal base (for GMWB) and the guaranteed future value (for GMAB) by sending us written notice.

(2) If you upgrade, the current rider terminates and a new rider is issued (which may have a higher rider fee).

Benefit:

•   Provides:

(1) Guaranteed Lifetime Withdrawal benefit (“GLWB”)—i.e., a level of cash withdrawals regardless of the performance of the designated investment choices that you select—if you invest in certain designated investment choices.

(2) Growth—On each of the first 10 rider anniversaries, we add an annual growth credit (0.05% of the withdrawal base immediately before the rider anniversary) to the withdrawal base if no withdrawals have occurred during the preceding rider year.

(3) Automatic Step-Up—We will automatically step-up the withdrawal base on each rider anniversary. You can opt out of the automatic step-up if the automatic step-up would result in an increase in the rider fee percentage.

•   Upgrades:

You may request by sending us written notice. If you upgrade, the current rider terminates and a new rider is issued (which may have a higher rider fee).

Living Benefits Rider	Retirement Income Choice Rider
• Additional Option: You may add an amount to the death benefit payable under the base policy.
Availability: 0 - 80 (unless state law requires a lower maximum issue age)	Availability: 55-85 (unless state law requires a lower maximum issue age);
Charge: 0.60% of total withdrawal base on each rider anniversary under the “principal back” withdrawal guarantee under the rider

Charge:

(1) for Base Benefit only—0.60% of withdrawal base on each rider anniversary;

(2) with Death Benefit Option—0.25% of withdrawal base on each rider anniversary, in addition to the base benefit fee

Investment Restrictions: Portfolio Allocation Method (“PAM”)—We monitor your policy value and, as we deem necessary to support the guarantees under the rider, may transfer amounts between investment options that we designate and the variable investment choices that you select.	Investment Restrictions: You must allocate 100% of your policy value to one or more investment options that we designate.

2. Additional Features—The SEC staff is following up on Comment 9(a), regarding the Living Benefits Rider, from its 12/28/07 Comment Letter.

Please disclose which optional benefits the rider is not permitted with. Previous responses to SEC staff comments, which you provided by letter dated May 20, 2008, indicated the “Disclosure has been added. (See page 43).” The disclosure could not be located on the page referenced. Please verify.

Response:	There presently are no optional benefits under the policy that cannot be paired with the Living Benefits Rider. Accordingly, the disclosure suggesting that certain optional benefits cannot be elected if the rider is elected (under the subheading, “Other Terms and Conditions” under the heading “Living Benefits Rider”) will be deleted.

3. Additional Features—The SEC staff is following up on Comment 9(d), regarding the Portfolio Allocation Model, from its 12/28/07 Comment Letter.

a.	The supplement states that the insurer will transfer amounts from investment options chosen by the investor to various fixed income options “to the extent [it] deems, at

[its] sole discretion, necessary to support the guarantees under the [living benefit] rider.” The fifth full paragraph on page 38 does note that the insurer will use a mathematical model, but only to compare policy values and the guarantees under the rider. Please provide more specificity on the circumstances that determine when an investor’s money will be moved, at the insurer’s discretion.

b.	In the last paragraph under the Portfolio Allocation Method heading, the first sentence states: “Generally, transfers to the PAM investment choices first occur when the policy value drops by a cumulative amount of 3% to 5% over any period of time, although we may make transfers to the PAM investment choices when the policy value drops by less than 3%.” Within the same paragraph, the last sentence states: “This generally occurs when the policy value increases by 5% to 10% in relation to the guarantees, although we may require a larger increase before transferring amounts back to your investment options.” Please provide more detail on the discretion the insurer has in using the PAM fund. What are the scenarios and what happens if for example a drop of 2% in one day occurs on the Stock Market?

Response:	To support the guarantees under the Living Benefits Rider, we transfer policy value to and from the PAM investment choices (identified in the prospectus) and the variable investment options chosen by an owner who elects the Living Benefits Rider according to a mathematical model that is based on the Black-Scholes theory. Parameters affecting whether a transfer is made to or from the PAM investment choices include, but are not limited to, interest rates, the volatility of the equity market, and the time to when the guarantee is expected to be paid.
If, during a market downturn, we make transfers from a policy owner’s investment choices to the PAM investment choices, then less (or potentially none) of the policy owner’s policy value will be available to participate in any upside potential of the variable investment choices if there is a subsequent market recovery. If a recovery is sufficiently sustained to result in amounts being transferred back from the PAM investment choices to variable investment choices, then progressively more policy value may be able to participate in the recovery, but the policy value will recover more slowly than if it had been more fully allocated to variable investment choices during the recovery.

Following the Black-Scholes theory and model exactly/strictly could result in frequent, small transfers, or transfers that occur shortly after the policy is issued. To minimize the potential impact of frequent and early transfers on both our administrative systems and policy owner satisfaction, therefore, we have set certain thresholds for making transfers—i.e., the 3-5% threshold for transfers to the PAM investment choices and the 5-10% threshold for transfers from the PAM investment choices—based on our assessment of what we believe will reduce the frequency of transfers sufficiently and will be acceptable to the average policy owner. Factors that would cause us to modify these thresholds would be if we upgraded our administrative system to handle a higher volume of transfers, or if we believed that more frequent transfers were necessary to decrease the risk of falling markets to both the policy owner and us.

The following two comments are taken from the SEC staff’s letter, dated April 21, 2008 (“4/21/08 Comment Letter”), with comments on the initial filing of the Form N-4 registration statement of Separate Account VA EE (for the Flexible Premium Variable Annuity-O).

4. Fee Table and Expense Examples—The SEC staff is incorporating herein by reference Comment 3(a) from its 4/21/08 Comment Letter.

The current format of the fee table displays the fees in a “tombstoned” fashion (i.e., all fees are right justified in a single column). For the sake of clarity, please tab certain fees to show breaks between contract features and additional benefits. Please distinguish the “Totals” on the fee table by bolding or other means if the use of tabs is not a feasible solution.

Response:	Incorporation of the fee table format that you suggest would require enhancements to the program used to generate the prospectus fee table that are costly and not currently feasible. Therefore, we respectfully propose to distinguish the “Totals” by placing them in italics and by underlining them. (See pages 12-13.)

5. Fee Table and Expense Examples—The SEC staff is incorporating herein by reference Comment 3(e) from its 4/21/08 Comment Letter.

a.	Please note in the captions where a fee is not based upon the average account value (e.g., the Living Benefits Rider and the Retirement Income Choice Rider). Much of the disclosure regarding the optional rider fees is found in the “Notes to the Fee Table and Expense Examples” section. Please revise the prospectus to include footnotes that specifically refer the reader to the relevant note. More specifically, please disclose whether fees are annual fees or benefit based fees. For example, indicate appropriately if the Living Benefits Rider 60 basis points are deducted from Separate Account value or from the withdrawal base for the benefit.

Response:	For reasons set forth in the response to Comment 5.b. below, we respectfully propose an alternative to the “traditional” format for footnotes to the fee table. More specifically, we will add captions to items in the fee table to reflect that the “Optional Rider Fees” are annual charges that are based on the total withdrawal base under the optional rider. (See pages 12-13.)

b.	Please revise the “Notes to the Fee Table and Expense Examples” section to more specifically detail footnotes with a numerical reference. If the system enhancements necessary to make this formatting change are costly and not feasible at this time, please explain why there has been a change in the formatting of the footnotes.

Response:	Although the initial filing of the registration statement was prepared using word processing software (WORD), the pre-effective amendment was prepared using a web-based program that permits information to be placed in “modules” of information that can be placed together through an automated process to generate the various sections of a registration statement. This program is used to prepare approximately 21 prospectuses each year. This prospectus should not be viewed in isolation, but rather should be considered in light of that program. Under this system of generating the prospectus, footnote text is not assigned a specific number because that number is likely to vary from prospectus to prospectus—i.e., because different variable products have different types and levels of charges, and the fee table in a prospectus refers to the charge structure of a particular variable product. Assigning numbers to particular text would have to be done manually.

“Customizing” the web-based program for each Transamerica variable product so that the information is presented as you request, would involve system enhancements that are time-consuming and costly, would still require manual adjustments, and would defeat the purpose of the automated process offered through the web-based program. We respectfully submit, therefore, that enhanced disclosure that directs the reader to the notes following the fee table and expense examples, the use of headers that readily associate each note with an item (or items) in the fee table, and more detailed explanation of the items in the fee table (as is provided in the “notes”), is an alternative to the “traditional” footnote format that presents the information in a manner that is accessible to the reader. For this reason, we propose to retain the current format of explanatory notes immediately following the fee table and expense examples.

Also, distinguish the “Please be certain to review the notes following the fee tables and expense examples” by making text bold, for example, and also adding that the order of the notes follows the order of items as they are listed in the fee table.

Response:	In response to this comment, we propose to replace the first paragraph under the heading “Annuity Policy Fee Table and Expense Examples” with the following.

The following describes the fees and expenses that you will pay when buying, owning, and surrendering the policy. Please be certain to review the notes following the fee tables and expense examples for further information about the fees and charges presented. The order of the notes follows the order in which the fees and charges under the policy are presented in the fee tables and the expense examples. (See page 12.)

* * * *

I trust that the responses provided in this letter address your comments adequately. If you have any questions regarding these responses, please contact Darin Smith, General Counsel, at 319-355-8330. Thank you very much for your assistance with this filing.

Sincerely,

/s/ Frank A. Camp
Frank A. Camp, Esq. General Counsel Transamerica Capital Management Division Transamerica Financial Life Insurance Company

cc: Frederick R. Bellamy